RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

November 4, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Jessica Barberich, Assistant Chief Accountant

Re:	RAIT Financial Trust

Form 10-K for the year ended December 31, 2008

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

File No. 1-14760

Dear Ms. Barberich:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated November 3, 2009 concerning the above-referenced filings. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Form 10-K for the Year Ended December 31, 2008

Consolidated Statements of Operations, page 91

1. We note your response to our prior comment 4. Your presentation of “Income (loss) before other income (expenses), taxes and discontinued operations” appears to represent a measure equivalent to “income from operations.” As such, please revise your financial statements in future filings to include asset impairment losses in this subtotal, in accordance with the provisions of paragraph 25 of SFAS 144.

RAIT will present the asset impairment charges as a component of “Expenses” and before the caption “Income (loss) before other income (expense), taxes and discontinued operations” in all future filings.

Notes to Consolidated Financial Statements

Note 8, Fair Value of Financial Instruments, page 122

2.	Please revise future filings to include disclosures required by paragraphs 19(c) and 19(d) of SFAS 159, or tell us how you have complied with these requirements.

RAIT will revise future filings to include disclosures required by paragraphs 19(c) and 19(d) of SFAS 159.

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With regard to the Forms discussed above, RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	RAIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9032.

Very truly yours,

/s/ Jack E. Salmon
Name: Jack E. Salmon
Chief Financial Officer and Treasurer

cc:	Scott Schaeffer, Chief Executive Officer and President

J. Baur Whittlesey, Esq., Ledgewood, P.C.